ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-187055

March 20, 2013

Memorial Production Partners LP

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated March 19, 2013 and the prospectus dated March 15, 2013 relating to these securities.

Issuer:	Memorial Production Partners LP (NASDAQ: MEMP)

Offering Size:	8,500,000 common units representing limited partner interests

Offering Price:	$18.35 per common unit

Option to purchase additional units:	1,275,000 additional common units (30 days)

Proceeds, including the proportionate capital contribution of the issuer’s general partner, net of underwriting discounts but before estimated offering expenses:	Approximately $150.0 million (excluding option to purchase additional common units) or approximately $172.6 million (including exercise in full of option to purchase additional common units)

Trade Date:	March 20, 2013

Settlement Date:	March 25, 2013

CUSIP:	586048100

Joint Book-Running Managers:	RBC Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Citigroup Global Markets Inc. Raymond James & Associates, Inc. Wells Fargo Securities, LLC

Co-Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Sanders Morris Harris Inc.

Stabilizing Transactions:	Prior to purchasing the common units being offered pursuant to the preliminary prospectus, on March 19, 2013, one of the underwriters purchased, on behalf of the syndicate, 20,149 common units at an average price of $19.00 per unit in stabilizing transactions.

Additional Information:

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request them by contacting the underwriters at the following: RBC Capital Markets, Attention: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, Telephone: (877) 822-4089; BofA Merrill Lynch at (866) 500-5408; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: Barclaysprospectus@broadridge.com, Toll Free: (888) 603-5847; Citigroup c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: BATProspectusdept@citi.com, Telephone: (800) 831-9146; Raymond James, Attn: Equity Syndicate, 880 Carillon Parkway,

St. Petersburg, FL 33716, Telephone: (800) 248-8863, Email: prospectus@raymondjames.com or Wells Fargo Securities, Attention: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152, Email: cmclientsupport@wellsfargo.com, Telephone: (800) 326-5897.